FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated June 30, 2020 of Diana Shipping Inc. (the "Company") announcing that, (i) through two wholly-owned subsidiaries owning the m/v G. P. Zafirakis and m/v P. S. Palios, it signed a supplemental agreement to the existing secured loan agreement with BNP Paribas on June 29, 2020, to extend by 2.5 years the maturity of the existing secured loan facility until May 19, 2024, and that, (ii) through a separate wholly-owned subsidiary, it signed a Memorandum of Agreement to sell to an unaffiliated third party, the 2007-built vessel “Arethusa”, with delivery to the buyer latest by August 31, 2020, for a sale price of US$7.85 million before commissions.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-225964), filed with the U.S. Securities and Exchange Commission with an effective date of July 26, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: June 30, 2020	By:	/s/ Anastassis Margaronis
Anastassis Margaronis
President

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Interim Chief Financial Officer,
Chief Strategy Officer, Treasurer and Secretary
Telephone: + 30-210-9470-100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com

For Immediate Release
Investor and Media Relations: Edward Nebb Comm-Counsellors, LLC Telephone: + 1-203-972-8350 Email: enebb@optonline.net

DIANA SHIPPING INC. ANNOUNCES SIGNING OF A SUPPLEMENTAL AGREEMENT WITH BNP PARIBAS FOR A 2.5 YEAR EXTENSION OF THE MATURITY OF THE EXISTING FACILITY WITH THE BANK; ANNOUNCES THE SALE OF A PANAMAX DRY BULK VESSEL, THE M/V ARETHUSA

ATHENS, GREECE, June 30, 2020 – Diana Shipping Inc. (NYSE: DSX), (the “Company”), a global shipping company specializing in the ownership of dry bulk vessels, today announced that on June 29, 2020, it signed, through two wholly-owned subsidiaries owning the m/v G. P. Zafirakis and m/v P. S. Palios, a supplemental agreement to the existing secured loan agreement with BNP Paribas, to extend by 2.5 years the maturity of the existing secured loan facility until May 19, 2024.

The Company also announced that today it signed, through a separate wholly-owned subsidiary, a Memorandum of Agreement to sell to an unaffiliated third party, the 2007-built vessel “Arethusa”, with delivery to the buyer latest by August 31, 2020, for a sale price of US$7.85 million before commissions.

Upon completion of the aforementioned sale, Diana Shipping Inc.’s fleet will consist of 40 dry bulk vessels (4 Newcastlemax, 13 Capesize, 5 Post-Panamax, 5 Kamsarmax and 13 Panamax). As of today, the combined carrying capacity of the Company’s fleet, including the m/v Arethusa, is approximately 5.1 million dwt with a weighted average age of 9.79 years. A table describing the current Diana Shipping Inc. fleet can be found on the Company’s website, www.dianashippinginc.com. Information contained on the Company’s website does not constitute a part of this press release.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership of dry bulk vessels. The Company’s vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the severity, magnitude and duration of the COVID-19 pandemic, including impacts of the pandemic and of businesses’ and governments’ responses to the pandemic on our operations, personnel, and on the demand for seaborne transportation of bulk products; the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.